Exhibit 12.1

	Three months to March 31,	Fiscal year ended December 31,

	2004	2003	2002	2001

Earnings per Financial Statements	100,872	263,437	102,066	312
Add (deduct):

Interest on existing debt	828	4,238	984	—

Provision for income taxes	580	(5,256)	(857)	—

Fixed charges	4,944	18,885	7,051	—

Earnings for Computation	107,224	281,304	109,244	312

Fixed Charges

Interest Expense	4,375	17,500	6,712	—
Debt issuance costs amortized	26	106	41	—

One third of payments under operating leases	543	1,279	298	—

Total Fixed Charges	4,944	18,885	7,051	—

Ratio of Earnings to Fixed Charges	21.69	14.90	15.49	NM

Existing Ratio